UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION
UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Numer   0001100663
OMB Number: 3235-0080 Expires: February 28, 2009 Estimated average burden hours per response 1.0

Issuer: iShares Trust
Exchange: American Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Address: 45 Fremont Street
San Francisco, CA 94105
Telephone number: (415) 597-2000 (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Units of beneficial interest, no par value per share (See exhibit A)
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]17 CFR 240.12d2-2(a)(1)
[ ]17 CFR 240.12d2-2(a)(2)
[ ]7 CFR 240.12d2-2(a)(3)
[ ]17 CFR 240.12d2-2(a)(4)
[ ]Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. [1]
[x]Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, iShares Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 21, 2007 By/s/ Eilleen M. Clavere Secretary
Date Name Title

1Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Exhibit A

Title of each class to be withdrawn (together, the “Funds”)	Name of Exchange on which class is to be withdrawn	IRS Employer Identification No.
iShares Lehman Aggregate Bond Fund	American Stock Exchange	75-3110238
iShares Lehman 1-3 Year Treasury Bond Fund	American Stock Exchange	94-3405397
iShares Lehman 7-10 Year Treasury Bond Fund	American Stock Exchange	94-3405396
iShares Lehman 20+ Year Treasury Bond Fund	American Stock Exchange	94-3405395
iShares iBoxx $ Investment Grade Corporate Bond Fund	American Stock Exchange	41-2037251